Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789


Employee Questions and Answers posted on HomeGrocer Intranet on July 7, 2000.


QUESTION 1

Date:             02-Jul-00
Title:            Customer Service Site Team
Question:         Will there be changes made to the Customer Service Site Teams?

"No decisions have yet been made on the organizational structure of the combined company. Any changes to the current structure will not be made until the merger is complete and would be communicated as soon as a decision was made."


QUESTION 2

Date:             04-Jul-00
Title:            Warehouse Operations
Question:         Is Webvan going to keep the current warehouses that
                  Homegrocer has started? Or will they open larger warehouses in the general areas and phase out the smaller Homegrocer ones?

"No decisions have yet been made about the future warehouse structure of the combined company, but once the merger is complete it is anticipated that facilities with both operating models will continue to operate and that the best practices of each will be adopted in each model."


QUESTION 3

Date:             04-Jul-00
Title:            Human Resources
Question:         If it is decided that a hourly position is going to be
                  eliminated or consolidated, how soon in advance will the employee be told?

"At this time, no positions have been identified to be eliminated or consolidated. If the need for this occurs, we will provide as much notice as we can of any pending changes. Our goal is to treat employees fairly in any transition."


QUESTION 4

Date:             29-Jun-00
Title:            No longer peachy
Question:         Why was the Webvan name chosen over HomeGrocer? Could we find a way to keep it and link it in to the merged shop page?

"The name 'Webvan Group' was chosen because they are the acquiring company. However, our marketing organization will begin to work with theirs to determine if there's a way to integrate the HomeGrocer peach into the Webvan brand. Both sides have indicated an interest once the merger is completed in integrating the peach and successfully completing the transition of the brands into one company."


QUESTION 5

Date:             29-Jun-00
Title:            Severance Pay
Question:         I understand that if we are offered our current position with the new company and we turn it down, we do not receive any severance. However, what if we are offered a lesser paying position or a totally different type of position and we turn it down, is severance pay available in that situation?

"If within 12 months after the merger you are offered a position which would require you to take a reduction in pay or would require you to relocate more than 35 miles from your current place of employment, you may be eligible for some severance benefits. It's impossible to give a blanket answer for every situation and so you would need to discuss the details with your supervisor or People Capability at that time."



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QUESTION 6


Date:             29-Jun-00
Title:            Customer Service
Question:         Each CFC has a Customer Service Site Team. Webvan does not.
                  What will happen to them (the CS Site Team's)?

"No decisions have yet been made regarding our future organization structure. Representatives from both organizations will look at each side and decide the best way to manage an integrated organization going forward.
More communications will come out once those decisions have been made."


QUESTION 7

Date:             29-Jun-00
Title:            Counseling
Question:         Will HG people have an opportunity to have 1 on 1 time with a management team member? To discuss our options.

"If you want to discuss how the merger will impact you personally, you will be able to do so with your direct supervisor or your People Capability manager. If they are not able to answer a question that you have, they will be able to raise it to the appropriate person and get an answer for you."


QUESTION 8

Date:             29-Jun-00
Title:            Temp positions
Question:         Are the temp to hires still going to go permanent after their
                  90 days?

"At this point, we are continuing to operate the business as we have prior to the announcement. During the transition, representatives from both organizations will develop a plan for how the merged business will operate once the merger is complete. If that changes any of our current policies or practices, further communications will occur at that time."


QUESTIONS 9 and 10

Date:             29-Jun-00
Title:            Promotions/ upward movement
Question:         I was looking at job openings posted on Webvan's page. I
                  noticed that they require 4 year degrees to become a manager, will my 2 years at HG mean anything? Or will any new position be filled by prior Webvan personnel?

Date:             30-Jun-00
Title:            Job Experience
Question:         We as supervisors have noticed as well the job req. for
                  Webvan. They are indeed a lot more detailed then ours, however will our hands on exp. in ordering, shrink control, inventory, and managing be enough to hold a similar position?

"People from both organizations will be considered for future openings. In considering these changes, factors including both education as well as job experience will be considered in making the decisions as they always are. It is expected that individuals from both organizations will obtain promotional opportunities within the new company although the new company will set and define certain standards, just as HomeGrocer does today."


QUESTION 11

Date:             30-Jun-00
Title:            What can we expect
Question:         What can we expect to see happen in the next few months until the merger is complete? When will we know if our current positions are to be eliminated?

"During the next few months, most of the work will be in planning for the integration of the merged companies. There will be transition teams from both organizations that will be responsible for developing the integration plans, but implementation will not begin until after the merger. If your position is impacted as a result of the merger, you will be notified at that time and any severance terms will be communicated to you. Most positions will continue to operate as they do now through the closing of the deal, which is anticipated to occur in late September or early October. We will continue to provide status updates on how the activities are progressing through the intranet as well as in face to face meetings with all associates."


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QUESTION 12

Date:             30-Jun-00
Title:            Bagels??
Question:         Does this mean we don't get bagels every other Friday now?

"There will be no change to the HomeGrocer "bagel policy" or "donut policy" for the foreseeable future:)"